SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 18, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone Company, dated July 18, 2003, regarding Second quarter report 2003.

Second quarter report 2003
July 18, 2003

For the German market: Notification pursuant to Section 15 WpHG

Ericsson’s restructuring well on track for the return to profitability

Second quarter summary

•	Net sales SEK 27.6 b.—book-to-bill above 1 for second consecutive quarter

•	Net income SEK -2.7 b.—adjusted income after fin SEK -0.2 b.

•	Earnings per share SEK -0.17

•	Operating expense run rate SEK 42 b.—down SEK 5 b. sequentially

•	Cash flow before financing SEK 5.1 b.—significantly strengthened financial position

	Second quarter			First quarter
SEK b.	2003	2002	Change	2003	Change
Orders booked, net	28.3	35.3	-20%	27.1	5%
Net sales	27.6	38.5	-28%	25.9	7%
Adjusted gross margin (%)	35.1%	32.5%	—	34.1%	—
Adjusted operating income	-0.2	-2.5	—	-3.4	—
Adjusted income after financial items	-0.2	-3.1	—	-3.5	—
Net income	-2.7	-2.7	—	-4.3	—
Earnings per share	-0.17	-0.25	—	-0.27	—
Cash flow before financing activities	5.1	-2.0	—	0.7	—
Opex run rate, annualized	42	57	-26%	47	-11%
Number of employees	57,644	76,221	-24%	60,940	-5%

Book-to-bill was above one for the second consecutive quarter with order bookings increasing by 5% sequentially to SEK 28.3 (35.3) b. Net sales in the second quarter grew 7% sequentially to SEK 27.6 (38.5) b. Foreign currency exchange rate differences have had a negative effect of 9% year-over-year.

Adjusted gross margin improved sequentially by one percentage point to 35.1% (32.5%) as a result of ongoing restructuring. Operating expense reductions are well on track, reaching an annualized run-rate of SEK 42 (57) b. Adjusted income after financial items was SEK -0.2 (-3.1) b. compared to SEK -3.5 b. in the first quarter. Foreign currency exchange rate differences have had a negative effect of SEK 0.5 b. year-over-year.

Cash flow before financing was SEK 5.1 (-2.0) b. with major contributions from reductions in working capital and customer financing. The financial position continues to strengthen with a net of financial assets and liabilities of SEK 11 b. Payment readiness remains high at SEK 68.8 (33.5) b.

CEO COMMENTS

“We remain determined to return to profit during 2003. Over eight quarters we have more than halved our operating expenses and are approaching our earlier announced cost targets. I am impressed with how our employees are carrying out this dramatic downsizing in the middle of the ongoing launches of new technology. We are encouraged by a third quarter of positive cash flow and a strengthened financial position,” says Carl-Henric Svanberg, President and CEO of Ericsson.

“But we are not satisfied. We see clear potential for further gross margin improvements and by establishing operational excellence we will secure the profitability and cost advantages attainable by the market leader.

Our customers are increasing their focus on end-user benefits and on financial performance. Through development of operational excellence we will secure faster deliveries and quicker response to changing needs.

In the longer-term perspective I remain confident in the market opportunities. The number of subscribers continues to grow, they also talk more and are increasing their use of data services including broadband. Frequent users of data services spend more minutes on voice as well, making such services important to attract and retain the high volume users. This, along with the introduction of more mobile data optimized handsets and new applications, will drive the need for capacity expansion.

Our 2G GSM business is sound with the second consecutive quarter of increased order intake, and, as we approach one million WCDMA subscribers, 3G is now starting to become a commercial reality for the operators. We have supplied equipment for seven of the nine commercially launched 3G networks. In addition, we have supplied the world’s first commercial EDGE network, launched by Cingular Wireless. We are clearly in the forefront of both 2G and 3G mobile systems.

The market for professional services continues to develop in our favor. We have the industry’s strongest service portfolio built on our large installed base, unique know-how, local presence and proven ability to integrate and manage networks with equipment from multiple vendors,” concludes Carl-Henric Svanberg, President and CEO of Ericsson.

MARKET VIEW

The number of mobile subscribers continues to grow on pace to exceed 1.5 billion subscribers within three years. We expect between 165 and 180 million net additions this year with approximately 44 million during the second quarter. In addition, traffic is expected to further grow as operators promote mobile internet and mobile multimedia services.

We expect the market to remain weak in the near term. Operators continue to reduce debt maintaining a cautious view on capital expenditure. We are, however, encouraged by the quick improvement of their overall debt situation.

OUTLOOK

We maintain our view that the global mobile systems market, measured in USD, could decline by more than 10% this year compared with 2002. We also maintain our view that the addressable market for professional services should continue to show good growth.

We expect to maintain our shares of the mobile systems and professional services markets this year. Due to foreign exchange effects, our reported sales in SEK will decline more than the overall market, which is estimated in USD.

Sales for the third quarter are expected to be flat or slightly down on a sequential basis.

OPERATIONAL REALIGNMENT

Restructuring activities lowered the annualized operating expense run rate to SEK 42 (57) b., a sequential reduction of SEK 5 b. The restructuring also contributed to an improvement of the adjusted gross margin to 35.1% (32.5%) from 34.1% in the first quarter, already within our targets for 2003.

Total restructuring charges were SEK 3.8 b. during the quarter. SEK 2.0 b. relates to previously announced reductions, which are now finalized. SEK 1.5 b. relates to the actions announced in the first quarter. Estimated total restructuring costs for 2003 remain at SEK 16.3 b.

Cash outlays in the quarter were SEK 2.4 b. Total estimated cash outlays for 2003 is estimated to SEK 15 b. and SEK 5 b. for 2004.

During the quarter a contract to outsource the information technology infrastructure to HP was signed as well as a Memorandum of Understanding with IBM to outsource the development, implementation and maintenance of IT-applications. Approximately 2,000 employees will be transferred as a result of these agreements during the coming year.

During the quarter, headcount was reduced by 3,300, bringing the workforce to 57,600 (76,200) by the end of June. Total number of employees will be reduced to approximately 52,000 by year-end and will reach 47,000 during 2004.

CONSOLIDATED ACCOUNTS

FINANCIAL REVIEW

Income

In the second quarter, both orders and sales increased compared to the first quarter with a book-to-bill ratio above 1.0 for the second consecutive quarter.

Orders booked grew 5% sequentially to SEK 28.3 (35.3) b. A 15% increase in Mobile Networks orders was partially offset by lower orders in other areas. Orders declined year-over-year by 20%, approximately half of which was attributable to foreign currency exchange rates, mainly a weaker USD.

Orders in Asia Pacific increased strongly from the first quarter due to large orders in China, Japan and Australia. Good order development in Eastern Europe, Middle East and Africa more than compensated for weaker order intake in Western Europe. In the Americas, the North American market was flat sequentially in spite of the weakening USD while Latin America showed a decline.

Sales grew 7% sequentially to SEK 27.6 (38.5) b. but declined 28% year-over-year. Approximately one third of the year-over-year decline is related to the weakening USD. Sales in Asia Pacific were flat, with increases in China and Australia offset by lower sales in Japan. Sales in all other regions increased sequentially.

Gross margin adjusted for restructuring improved for the second consecutive quarter to 35.1% (32.5%), a sequential increase of one percentage point from 34.1%. The continued cost reductions and improved capacity utilization offset the effects of price pressure, product mix and the weaker USD.

Adjusted operating expenses were reduced SEK 1.3 b. sequentially to SEK 10.1 (14.5) b. The annualized run-rate was SEK 42 (57) b., down from SEK 47 b. in the first quarter. Operating expenses include a net favorable impact from customer financing of SEK 0.3 b., mainly related to released risk provisions from the sold France Telecom perpetual convertible bonds.

Adjusted operating income was SEK -0.2 (-2.5) b. compared to SEK -3.4 b. the previous quarter. Adjusted income after financial items was SEK -0.2 (-3.1) b. compared to SEK -3.5 b. in the first quarter. Net effects of changes in foreign currency exchange rates on operating income compared to rates one year ago were SEK -0.5 b. Excluding effects from currency hedging contracts this net effect would have been SEK -1.1 b.

A positive adjusted income in Systems of SEK 0.6 b. was offset by a negative result in Other Operations of SEK -0.3 b., SEK -0.2 b. from Sony Ericsson Mobile Communications, and SEK -0.2 b. of unallocated costs.

Net income was SEK -2.7 (-2.7) b. for the quarter and earnings per share was SEK -0.17 (-0.25).

Balance sheet and financing

Working capital was reduced by SEK 4.2 b. to SEK 65.3 (69.6) b. in the quarter. The reduction is mainly attributable to trade receivables and inventory. Days sales outstanding (DSO) for trade receivables were 101 (108), a decrease by eight days sequentially. Inventory turnover was more than 5.3 (4.2) turns.

Customer financing risk exposure was reduced by approximately 40% to SEK 11.8 (27.8) b. in the quarter. This includes sales of the France Telecom bonds and other credits, closed in the quarter but due for payment of SEK 5 b. in the third quarter. The total on-balance sheet receivables were reduced by SEK 5.5 b. Unutilized credit commitments were reduced to SEK 11 (25.3) b.

In the quarter a total of SEK 10 b. were repaid for the convertible bond loan to employees (SEK 4.5 b.) and other borrowings. Through the positive cash flow before financing activities of SEK 5.1 b. net debt improved to SEK -11 (22) b. The equity ratio was 36.0% (28.6%) compared to 34.9% at the end of the previous quarter.

Cash flow

Cash flow before financing activities was positive for the third consecutive quarter and amounted to SEK 5.1 (-2.0) b. This was primarily a result of reductions in working capital in trade receivables, inventory and customer financing, which more than compensated for the SEK -2.7 b. net loss for the period.

Cash flow from investing activities was SEK 0.6 b. Customer financing contributed SEK 3.0 b. Cash flow related to restructuring activities was approximately SEK -2.4 b.

Payment readiness remained high at SEK 68.8 (33.5) b. For the remainder of the year, repayments of approximately SEK 2.3 b. of long-term maturities are planned.

SEGMENT RESULTS

SYSTEMS

	Second quarter			First quarter
SEK b.	2003	2002	Change	2003	Change
Orders booked
Mobile Networks	20.0	22.9	-13%	17.5	15%
Fixed Networks	1.7	3.0	-42%	2.0	-13%
Professional Services	4.6	5.3	-14%	5.5	-17%
Net sales
Mobile Networks	18.9	27.0	-30%	17.6	7%
Fixed Networks	2.2	3.0	-27%	1.9	15%
Professional Services	4.1	4.8	-15%	4.4	-7%
Adjusted operating income	0.6	-0.7	—	-2.1	—
Adjusted operating margin (%)	2%	-2%	—	-9%	—

Systems orders increased 5% sequentially to SEK 26.3 (31.2) b., including a 3% negative impact of a lower USD. Mobile Networks increased by 15%, driven by orders for GSM and WCDMA. Recurring service business develops according to plan. However, the inflow of additional Professional Services contracts was lower compared to the first quarter. Overall demand for Fixed Networks remains relatively weak.

Systems sales increased 5% sequentially to SEK 25.2 (34.8) b., even with a lower USD. The GSM/WCDMA track increased by 10% sequentially, down 13% year-over-year. Sales of WCDMA equipment and associated network rollout services represented 13% of Mobile Network sales. Total Systems sales were affected by the phase-out of older standards.

Sales of Professional Services were SEK 4.1 (4.8) b. in the quarter, including negative effects of foreign currency exchange rates. Year-to-date growth amount to 4% excluding foreign currency exchange effects.

Adjusted operating income was SEK 0.6 (-0.7) b.

OTHER OPERATIONS

	Second quarter			First quarter
SEK b.	2003	2002	Change	2003	Change
Orders booked	2.3	4.8	-52%	2.6	-11%
Orders booked less divestitures	2.3	3.2	-28%	2.6	-11%
Net sales	2.5	4.6	-44%	2.4	7%
Net sales less divestitures	2.5	3.0	-16%	2.4	7%
Adjusted operating income	-0.3	-1.0	—	-0.5	—
Adjusted operating income less divestitures	-0.3	-0.5	—	-0.5	—
Adjusted operating margin (%)	-13%	-21%	—	-21%	—
Adjusted operating margin less divestitures (%)	-13%	-17%	—	-21%	—

Other Operations has been restructured, including divestitures, which is reflected in the year-over-year figures with an approximate volume reduction of 50%. Sequentially orders declined 11% and sales increased by 7%.

Adjusted operating income in the quarter improved year-over-year as well as sequentially.

PHONES

The operating results of Sony Ericsson Mobile Communications (SEMC) improved significantly in the quarter and Ericsson’s share in earnings before restructuring charges of SEK 0.3 b. was SEK -0.2 (-0.4) b., compared to SEK -0.5 b. in the first quarter. This improvement was due to increased volumes and higher average selling prices. Year-over-year, GSM unit shipments increased 84% and shipments to the Japanese market increased 45% reflecting the successful introduction of new models.

SEMC has decided to increase its focus on GSM and Japanese standards and to exit the American CDMA handset standard. In addition, a research and development unit in Germany will be closed down. The company expects restructuring charges of EUR 70 m. of which EUR 58 m. in the second quarter. The restructuring activities are projected to generate yearly run-rate savings of approximately EUR 120 m. when completed, with some benefit in the second half of 2003. SEMC expects to be profitable in the second half of 2003.

RELATED PARTY TRANSACTIONS

Sony Ericsson Mobile Communications (SEMC)

SEK m.	Second quarter 2003	Second quarter 2002
Sales to SEMC	934	1,315
Royalty from SEMC	154	168
Purchases from SEMC	488	1,156
Receivables from SEMC	155	292
Liabilities to SEMC	616	323

PARENT COMPANY INFORMATION

The Parent Company business consists mainly of corporate management and holding company functions. It also includes activities performed on a commission basis by Ericsson Treasury Services AB and Ericsson Credit AB regarding internal banking and customer credit management. The Parent Company has branch and representative offices in 16 (16) countries.

Net sales for the six months period amounted to SEK 0.9 (0.8) b. and income after financial items was SEK 2.8 (1.1) b.

Major changes in the company’s financial position for the six months period were:

•	Increased current and long-term commercial and financial receivables from subsidiaries of SEK 22.6 b.

•	Decreased current other receivables of SEK 2.8 b.

•	Decreased cash and short-term cash investments of SEK 2.1 b.

The investments were primarily financed through increased internal borrowings of SEK 24.6 b. During the second quarter repayments of current maturities of long-term loans amounted to SEK 8.7 b. At the end of the quarter, cash and short-term cash investments amounted to SEK 57.2 (59.3) b. Customer financing credits, including France Telecom perpetual convertible bonds, were sold in the quarter with payments of SEK 5 b. to be received in the third quarter.

As per July 1, 2003 test plant lease agreements between the Parent Company and subsidiaries have been transferred to the subsidiary Ericsson Test Environments AB.

In the second quarter, as decided at the Annual General Meeting, a stock issue and a subsequent stock repurchase was carried out related to the 2003 employee Stock Purchase Plan. 158 million of Ericsson Class C shares were issued and later repurchased as treasury stock. These shares have been converted to Ericsson Class B shares. The stock issue increased the capital stock in restricted stockholders equity by SEK 158 m. and the repurchase reduced non-restricted equity by SEK 158 m.

In accordance with the conditions of the 2001 Stock Purchase Plan for Ericsson employees, 918,200 shares from treasury stock were distributed during the second quarter to employees who left Ericsson. An additional 94,300 shares were sold during the second quarter in order to cover social security costs related to the Stock Purchase Plan. The holding of treasury stock at June 30, 2003, was 309,552,865 Class B shares.

Stockholm, July 18, 2003

Carl-Henric Svanberg

President and CEO

Date for next report: October 30, 2003

AUDITORS’ REPORT

We have reviewed the report for the six-month period ended June 30, 2003, for Telefonaktiebolaget LM Ericsson (publ.). We conducted our review in accordance with the recommendation issued by FAR. A review is limited primarily to enquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the second quarter report does not comply with the requirements for interim reports in the Annual Accounts Act.

Stockholm, July 18, 2003

Carl-Eric Bohlin	Bo Hjalmarsson	Thomas Thiel
Authorized Public Accountant	Authorized Public Accountant	Authorized Public Accountant
PricewaterhouseCoopers AB	PricewaterhouseCoopers AB

Safe Harbor Statement of Ericsson under the Private Securities Litigation Reform Act of 1995;

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and variations or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth prospects; (ii) positioning to deliver future plans and to realize potential for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) economic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competitors; (xi) future cost savings; and (xii) plans to launch new products and services.

In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased product and price competition; (iii) further reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) significant changes in market share for our principal products and services; (vi) foreign exchange rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

A glossary of all technical terms is available at: http://www.ericsson.com/about and in the Annual Report.

To read the full report, please go to: http://www.ericsson.com/investors/6month03-en.pdf

FOR FURTHER INFORMATION PLEASE CONTACT

Henry Sténson, Senior Vice President, Communications

Phone: +46 8 719 4044; E-mail: henry.stenson@ericsson.com

Investors

Gary Pinkham, Vice President, Investor Relations

Phone: +46 8 719 0000; E-mail: investor.relations@ericsson.com

Lotta Lundin, Investor Relations

Phone: +46 8 719 0000; E-mail: lotta.lundin@ericsson.com

Glenn Sapadin, Investor Relations

Phone: +1 212 843 8435; E-mail: investor.relations@ericsson.com

Lars Jacobsson, Vice President, Financial Reporting and Analysis

Phone: +46 8 719 9489, +46 70 519 9489; E-mail: lars.e.jacobsson@ericsson.com

Media

Pia Gideon, Vice President, Market and External Communications

Phone: +46 8 719 2864, +46 70 519 8903; E-mail: pia.gideon@ericsson.com

Åse Lindskog, Director, Media Relations

Phone: +46 8 719 9725, +46 730 244 872; E-mail: ase.lindskog@ericsson.com

Ola Rembe, Director, Media Relations

Phone: +46 8 719 9727, +46 730 244 873; E-mail: ola.rembe@ericsson.com

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

ERICSSON

CONSOLIDATED INCOME STATEMENT

	Apr - Jun			Jan - Jun
SEK million	2003	2002 1)	Change	2003	2002 1)	Change
Net sales	27,613	38,545	-28%	53,472	75,511	-29%
Cost of sales	-19,011	-26,469	-28%	-37,873	-51,722	-27%

Gross margin	8,602	12,076		15,599	23,789
Research and development and other technical expenses	-6,084	-6,561	-7%	-12,981	-14,185	-8%
Selling expenses	-4,085	-5,630	-27%	-7,534	-11,222	-33%
Administrative expenses	-1,842	-2,711	-32%	-3,646	-5,263	-31%

Operating expenses	-12,011	-14,902		-24,161	-30,670
Other operating revenues and costs	195	267		109	1,038
Share in earnings of JV and associated companies	-365	-524		-1,107	-580

Operating income	-3,579	-3,083		-9,560	-6,423
Financial income	850	640	33%	2,014	1,529	32%
Financial expenses	-856	-1,210	-29%	-2,074	-2,892	-28%

Income after financial items	-3,585	-3,653		-9,620	-7,786
Taxes	820	1,116		2,667	2,349
Minority interest	37	-182		-87	-250

Net income	-2,728	-2,719		-7,040	-5,687

1)      In compliance with RR 9, figures are restated to report minority interest net of tax. As a consequence, and in line with the statutory format for income statements, we now cease to report a subtotal Income before taxes.

Other Information

Average number of shares, basic (million)				15,821	10,950
Earnings per share, basic (SEK)	-0.17	-0.25		-0.44	-0.52
Earnings per share, diluted (SEK)	-0.17	-0.25		-0.44	-0.52
NOTE 1
Items affecting comparability
Non-operational capital gains/losses, net	- 10	- 3		- 5	99
Restructuring costs, net	-3,799	-1,482		-6,992	-1,482
Capitalization of development expenses, net	412	910		1,026	1,915

Total	-3,397	-575		-5,971	532
-of which in
Cost of sales	-1,096	-438		-2,909	-438
Operating expenses	-1,884	-364		-2,629	641
Other operating revenues and costs	-152	-3		- 168	99
Share in earnings of JV and associated companies / phones	-265	230		-265	230

NOTE 2
Key measurements, excluding items affecting comparability

Net sales	27,613	38,545		53,472	75,511
Adjusted gross margin	9,698	12,514		18,508	24,227
—as percentage of net sales	35.1%	32.5%		34.6%	32.1%
Adjusted operating expenses	-10,127	-14,538		-21,532	-31,311
—as percentage of net sales	36.7%	37.7%		40.3%	41.5%
Adjusted other operating revenues and costs	347	270		277	939
Share in earnings of JV and assoc. companies	-100	-754		-842	-810

Adjusted operating income	-182	-2,508		-3,589	-6,955
Adjusted operating margin (%)	-0.7%	-6.5%		-6.7%	-9.2%
Adjusted income after financial items	-188	-3,078		-3,649	-8,318

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Jun 30 2003	Dec 31 20021)	Jun 30 20021)
ASSETS

Fixed assets
Intangible assets
Capitalized development expenses	4,226	3,200	1,915
Goodwill	7,001	8,603	9,930
Other	736	806	865

Tangible assets	7,569	9,964	14,197

Financial assets
Equity in JV and associated companies	2,507	1,835	2,416
Other investments	550	2,243	2,302
Long-term customer financing	3,960	12,283	6,589
Deferred tax assets	28,788	26,047	24,316
Other long-term receivables	1,730	2,132	3,371

	57,067	67,113	65,901

Current assets
Inventories	12,845	13,419	23,697

Receivables
Accounts receivable—trade	30,790	37,384	45,896
Short-term customer financing	6,088	1,680	5,843
Other receivables	20,155	23,303	30,374

Short-term cash investments, cash and bank	62,358	66,214	47,551

	132,236	142,000	153,361

Total assets	189,303	209,113	219,262

STOCKHOLDERS’ EQUITY, PROVISIONS AND LIABILITIES

Stockholders’ equity	65,713	73,607	59,338

Minority interest in equity of consolidated subsidiaries	2,473	2,469	3,270

Provisions
Pensions	11,483	10,997	10,710
Other provisions	21,034	21,357	22,169

	32,517	32,354	32,879

Long-term liabilities	34,729	37,066	37,395

Current liabilities
Interest-bearing liabilities	6,465	14,321	22,211
Accounts payable	8,987	12,469	18,018
Other current liabilities	38,419	36,827	46,151

	53,871	63,617	86,380

Total stockholders’ equity, provisions and liabilities	189,303	209,113	219,262

Of which interest-bearing provisions and liabilities	51,406	61,463	69,748

Net debt	-10,952	-4,751	22,197

Assets pledged as collateral	5,781	2,800	1,347
Contingent liabilities	3,103	3,116	12,307

1)	Restated for change in accounting principle regarding financial instruments (RR 27), and all deferred tax assets are reported as long-term.

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	Apr - Jun		Jan - Jun		Jan - Dec
SEK million	2003	20021)	2003	20021)	2002
Net income	-2,728	-2,719	-7,040	-5,687	-19,013
Adjustments to reconcile net income to cash	1,143	-2,110	1,772	-4,416	-1,832

	-1,585	-4,828	-5,268	-10,102	-20,845

Changes in operating net assets
Inventories	1,332	-794	932	-995	8,599
Customer financing, short-term and long-term	2,976	-801	2,947	1,151	-2,140
Accounts receivable	2,065	1,757	6,798	6,574	9,839
Other	955	-74	2,856	-3,142	-5,541

Cash flow from operating activities	5,743	-4,740	8,265	-6,514	-10,088

Capitalized development expenses	-536	-947	-1 273	-1 997	-3 442
Other investing activities	-77	3,732	-1,200	2,495	6,426

Cash flow from investing activities	-613	2,785	-2,473	498	2,984

Cash flow before financing activities	5,130	-1,955	5,792	-6,016	-7,104

Dividends paid	-14	27	-17	-23	-645
Other equity transactions	1	—	2	—	28,942
Other financing activities	-10,040	-5,567	-9,535	-13,970	-22,700

Cash flow from financing activities	-10,053	-5,540	-9,550	-13,993	5,597

Effect of exchange rate changes on cash	67	-876	-98	-1,364	-1,203

Net change in cash	-4,856	-8,371	-3,856	-21,373	-2,710

Cash and cash equivalents, beginning of period	67,214	55,922	66,214	68,924	68,924

Cash and cash equivalents, end of period	62,358	47,551	62,358	47,551	66,214

1)	Capitalization of development expenses, previously reported in Adjustments to reconcile net income to cash, are as from Q4 2002 included in Investing activities. Figures for 2002 are restated.

ERICSSON

CHANGES IN STOCKHOLDERS’ EQUITY

	Jan - Jun	Jan - Dec	Jan - Jun
SEK million	2003	2002	2002
Opening balance	73,607	68,587	68,587
Stock issue, net	158	28,940	—
Sale of own stock	2	2	—
Stock Purchase Plan	67	12	—
Repurchase of own stock	-158	—	—
Changes in cumulative translation effects due to changes in foreign currency exchange rates	-923	-4,921	-3,562
Net income	-7,040	-19,013	-5,687
Closing balance	65,713	73,607	59,338

ERICSSON

CONSOLIDATED INCOME STATEMENT ISOLATED QUARTERS

	2002 1)				2002 1)
SEK million	0203	0206	0209	0212	Q1	Q2	Q3	Q4
Net sales	36,966	75,511	109,024	145,773	36,966	38,545	33,513	36,749
Cost of sales	-25,253	-51,722	-75,963	-104,224	-25,253	-26,469	-24,241	-28,261

Gross margin	11,713	23,789	33,061	41,549	11,713	12,076	9,272	8,488

Research and development and other technical expenses	-7,624	-14,185	-22,353	-30,510	-7,624	-6,561	-8,168	-8,157
Selling expenses	-5,592	-11,222	-16,375	-21,896	-5,592	-5,630	-5,153	-5,521
Administrative expenses	-2,552	-5,263	-7,492	-9,995	-2,552	-2,711	-2,229	-2,503

Operating expenses	-15,768	-30,670	-46,220	-62,401	-15,768	-14,902	-15,550	-16,181

Other operating revenues and costs	771	1,038	1,268	773	771	267	230	-495
Share in earnings of JV and assoc. companies	-56	-580	-1,209	-1,220	-56	-524	-629	-11

Operating income	-3,340	-6,423	-13,100	-21,299	-3,340	-3,083	-6,677	-8,199

Financial income	889	1,529	2,098	4,253	889	640	569	2,155
Financial expenses	-1,682	-2,892	-3,883	-5,789	-1,682	-1,210	-991	-1,906

Income after financial items	-4,133	-7,786	-14,885	-22,835	-4,133	-3,653	-7,099	-7,950

Taxes	1,233	2,349	4,457	4,165	1,233	1,116	2,108	-292
Minority interest	-68	-250	-256	-343	-68	-182	-6	-87

Net income	-2,968	-5,687	-10,684	-19,013	-2,968	-2,719	-4,997	-8,329

1)      In compliance with RR 9, figures are restated to report minority interest net of tax. As a consequence, and in line with the statutory format for income statements, we now cease to report a subtotal Income before taxes.

Other Information

Average number of shares, basic (million)	10,950	10,950	11,458	12,573
Earnings per share, basic (SEK)	-0.27	-0.52	-0.93	-1.51	-0.27	-0.25	-0.41	-0.58
Earnings per share, diluted (SEK)	-0.27	-0.52	-0.93	-1.51	-0.27	-0.25	-0.41	-0.58

NOTE 1

Items affecting comparability
Non-operational capital gains/losses, net	102	99	217	-42	102	-3	118	-259
Restructuring costs, net	—	-1,482	-5,691	-11,962	—	-1,482	-4,209	-6,271
Capitalization of development expenses, net	1,005	1,915	2,556	3,200	1,005	910	641	644

Total	1,107	532	-2,918	-8,804	1,107	-575	-3,450	-5,886

-of which in
Cost of sales	—	-438	-2,107	-5,589	—	-438	-1,669	-3,482
Operating expenses	1,005	641	-1,258	-3,092	1,005	-364	-1,899	-1,834
Other operating revenues and costs	102	99	217	-353	102	-3	118	-570
Share in earnings of JV and associated companies / phones	—	230	230	230	—	230	—	—

NOTE 2

Key measurements, excluding items affecting comparability

Net sales	36,966	75,511	109,024	145,773	36,966	38,545	33,513	36,749

Adjusted gross margin	11,713	24,227	35,168	47,138	11,713	12,514	10,941	11,970

—as percentage of net sales	31.7%	32.1%	32.3%	32.3%	31.7%	32.5%	32.6%	32.6%

Adjusted operating expenses	-16,773	-31,311	-44,962	-59,309	-16,773	-14,538	-13,651	-14,347

—as percentage of net sales	45.4%	41.5%	41.2%	40.7%	45.4%	37.7%	40.7%	39.0%

Adjusted other operating revenues and costs	669	939	1,051	1,126	669	270	112	75

Share in earnings of JV and assoc. companies	-56	-810	-1,439	-1,450	-56	-754	-629	-11

Adjusted operating Income	-4,447	-6,955	-10,182	-12,495	-4,447	-2,508	-3,227	-2,313

Adjusted operating margin (%)	-12.0%	-9.2%	-9.3%	-8.6%	-12.0%	-6.5%	-9.6%	-6.3%

Adjusted income after financial items	-5,240	-8,318	-11,967	-14,031	-5,240	-3,078	-3,649	-2,064

ACCOUNTING POLICIES AND REPORTING

Interim reports are prepared in accordance with RR 20 “Interim Financial Reporting.”

CHANGED ACCOUNTING POLICIES AND REPORTING IN 2003

From January 1, 2003, Ericsson has adopted the following new recommendations issued by the Swedish Financial Accounting Standards Council (Redovisningsrådet):

•	Presentation of financial statements (RR22)

•	Investment property (RR24)

•	Segment reporting (RR25)

•	Events after the balance sheet date (RR26)

•	Financial instruments: Disclosure and presentation (RR27)

•	Accounting for government grants (RR28)

These changes have no impact on reported Net Income or Earnings Per Share. The presentation of certain items in the income statement will change and we will no longer report minority interests before tax and Income Before Tax. Instead, we will report Income after financial items and Net Income after deduction of Taxes and Minority interests. Minority interests will be reported net of taxes.

The presentation of the Balance Sheet will not change, however, the reported amounts of certain items will be affected.

RR22 requires compliance with all recommendations issued by the Swedish Financial Accounting Standards Council.

Prior to 2003, Ericsson deviated from the recommendations in two aspects:

•	In deviation from RR1:00, Consolidated Financial Statements, minority interests were divided in two items; share in income before taxes and share in taxes. From January 1, 2003, in accordance with RR1:00, we will report minority interest net of taxes.

•	In deviation from RR9, Income tax, deferred tax assets were prior to 2003 reported as both current and long-term. From January 1, 2003, all deferred taxes are reported as long term in accordance with RR9.

The new recommendation RR25, Segment reporting, has been adopted from January 1, 2003. As a consequence, we have reviewed our segments and decided to transfer internal service units from segment Other Operations to segment Systems, since the major part of the services are provided to Systems. This will reduce orders and sales previously reported in Other Operations and also reduce the amounts of eliminations of inter-segment sales. Employees in such service units will be transferred from Other Operations to Systems.

RR27 introduces changed rules for netting of assets and liabilities. The effect is that certain receivables for which the credit risks have been transferred to third parties can no longer be reported net without a formal three-party agreement. The amount for trade receivables and short-term borrowings will be affected.

ORDERS BOOKED BY SEGMENT BY QUARTER

SEK million

	20021)				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Systems	37,701	31,197	17,938	28,505	24,996	26,336
—Mobile Networks	29,344	22,900	12,439	20,865	17,475	20,020
—Fixed Networks	2,693	2,952	1,751	1,909	1,990	1,724
Total Network Equipment	32,037	25,852	14,190	22,774	19,465	21,744
—Of which Network Rollout	4,703	3,939	1,411	4,020	2,542	2,000
Professional Services	5,664	5,345	3,748	5,731	5,531	4,592
Other Operations	4,889	4,833	3,102	2,560	2,587	2,312
Less: Intersegment Orders	-697	-765	-510	-402	-523	-300

Total	41,893	35,265	20,530	30,663	27,060	28,348

	20021)				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2
Systems		-17%	-43%	59%	-12%	5%
—Mobile Networks		-22%	-46%	68%	-16%	15%
—Fixed Networks		10%	-41%	9%	4%	-13%
Total Network Equipment		-19%	-45%	60%	-15%	12%
—Of which Network Rollout		-16%	-64%	185%	-37%	-21%
Professional Services		-6%	-30%	53%	-3%	-17%
Other Operations		-1%	-36%	-17%	1%	-11%
Less: Intersegment Orders		10%	-33%	-21%	30%	-43%

Total		-16%	-42%	49%	-12%	5%

					2003
Year over year change					Q1	Q2
Systems					-34%	-16%
—Mobile Networks					-40%	-13%
—Fixed Networks					-26%	-42%
Total Network Equipment					-39%	-16%
—Of which Network Rollout					-46%	-49%
Professional Services					-2%	-14%
Other Operations					-47%	-52%
Less: Intersegment Orders					-25%	-61%

Total					-35%	-20%

	20021)				2003
Year to date	0203	0206	0209	0212	0303	0306
Systems	37,701	68,898	86,836	115,341	24,996	51,332
—Mobile Networks	29,344	52,245	64,684	85,549	17,475	37,495
—Fixed Networks	2,693	5,645	7,396	9,305	1,990	3,714
Total Network Equipment	32,037	57,890	72,080	94,854	19,465	41,209
—Of which Network Rollout	4,703	8,642	10,053	14,073	2,542	4,542
Professional Services	5,664	11,008	14,756	20,487	5,531	10,123
Other Operations	4,889	9,722	12,824	15,384	2,587	4,899
Less: Intersegment Orders	-697	-1,462	-1,972	-2,374	-523	-823

Total	41,893	77,158	97,688	128,351	27,060	55,408

					2003
YTD year over year change					0303	0306
Systems					-34%	-25%
—Mobile Networks					-40%	-28%
—Fixed Networks					-26%	-34%
Total Network Equipment					-39%	-29%
—Of which Network Rollout					-46%	-47%
Professional Services					-2%	-8%
Other Operations					-47%	-50%
Less: Intersegment Orders					-25%	-44%

Total					-35%	-28%

1)	Year 2002 restated to present other operations and intersegment orders excluding internal service operations

NET SALES BY SEGMENT BY QUARTER

SEK million

	20021)				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Systems	33,323	34,781	30,612	33,239	23,961	25,224
—Mobile Networks	25,552	26,971	23,923	24,657	17,643	18,949
—Fixed Networks	3,287	2,983	2,380	3,049	1,898	2,177
Total Network Equipment	28,839	29,954	26,303	27,706	19,541	21,126
—Of which Network Rollout	4,183	3,842	2,928	3,834	2,577	2,532
Professional Services	4,484	4,827	4,309	5,533	4,420	4,098
Other Operations	4,327	4,554	3,430	3,890	2,363	2,534
Less: Intersegment Orders	-684	-790	-529	-380	-465	-145

Total	36,966	38,545	33,513	36,749	25,859	27,613

	20021)				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2
Systems		4%	-12%	9%	-28%	5%
—Mobile Networks		6%	-11%	3%	-28%	7%
—Fixed Networks		-9%	-20%	28%	-38%	15%
Total Network Equipment		4%	-12%	5%	-29%	8%
—Of which Network Rollout		-8%	-24%	31%	-33%	-2%
Professional Services		8%	-11%	28%	-20%	-7%
Other Operations		5%	-25%	13%	-39%	7%
Less: Intersegment Orders		15%	-33%	-28%	22%	-69%

Total		4%	-13%	10%	-30%	7%

					2003
Year over year change					Q1	Q2
Systems					-28%	-27%
—Mobile Networks					-31%	-30%
—Fixed Networks					-42%	-27%
Total Network Equipment					-32%	-29%
—Of which Network Rollout					-38%	-34%
Professional Services					-1%	-15%
Other Operations					-45%	-44%
Less: Intersegment Orders					-32%	-82%

Total					-30%	-28%

	20021)				2003
Year to date	0203	0206	0209	0212	0303	0306
Systems	33,323	68,104	98,716	131,955	23,961	49,185
—Mobile Networks	25,552	52,523	76,446	101,103	17,643	36,592
—Fixed Networks	3,287	6,270	8,650	11,699	1,898	4,075
Total Network Equipment	28,839	58,793	85,096	112,802	19,541	40,667
—Of which Network Rollout	4,183	8,025	10,953	14,786	2,577	5,109
Professional Services	4,484	9,311	13,620	19,153	4,420	8,518
Other Operations	4,327	8,881	12,311	16,201	2,363	4,897
Less: Intersegment Orders	-684	-1,474	-2,003	-2,383	-465	-610

Total	36,966	75,511	109,024	145,773	25,859	53,472

					2003
YTD year over year change					0303	0306
Systems					-28%	-28%
—Mobile Networks					-31%	-30%
—Fixed Networks					-42%	-35%
Total Network Equipment					-32%	-31%
—Of which Network Rollout					-38%	-36%
Professional Services					-1%	-9%
Other Operations					-45%	-45%
Less: Intersegment Orders					-32%	-59%

Total					-30%	-29%

1)	Year 2002 restated to present other operations and intersegment orders excluding internal service operations

ADJUSTED OPERATING INCOME, OPERATING MARGIN AND EMPLOYEES BY SEGMENT BY QUARTER

SEK million

ADJUSTED OPERATING INCOME AND MARGIN

	2002				2003
Year to date	0203	0206	0209	0212	0303	0306
Systems	-2,799	-3,495	-4,604	-4,907	-2,097	-1,523
Phones	—	-442	-992	-1,331	-500	-683
Other Operations	-1,343	-2,318	-3,477	-4,715	-492	-834
Unallocated 1)	-305	-700	-1,109	-1,542	-318	-549

Total	-4,447	-6,955	-10,182	-12,495	-3,407	-3,589

	2002				2003
As percentage of net sales	0203	0206	0209	0212	0303	0306
Systems	-8%	-5%	-5%	-4%	-9%	-3%
Phones 2)	—	—	—	—	—	—
Other Operations	-31%	-26%	-28%	-29%	-21%	-17%

Total	-12%	-9%	-9%	-9%	-13%	-7%

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Systems	-2,799	-696	-1,109	-303	-2,097	574
Phones	—	-442	-550	-339	-500	-183
Other Operations	-1,343	-975	-1,159	-1,238	-492	-342
Unallocated 1)	-305	-395	-409	-433	-318	-231

Total	-4,447	-2,508	-3,227	-2,313	-3,407	-182

	2002				2003
As percentage of net sales	Q1	Q2	Q3	Q4	Q1	Q2
Systems	-8%	-2%	-4%	-1%	-9%	2%
Phones 2)	—	—	—	—	—	—
Other Operations	-31%	-21%	-34%	-32%	-21%	-13%

Total	-12%	-7%	-10%	-6%	-13%	-1%

1)	“Unallocated” consists mainly of costs for corporate staffs and non-operational gains and losses
2)	Calculation not applicable

NUMBER OF EMPLOYEES

	2002 1)				2003
	0203	0206	0209	0212	0303	0306
Systems	70,957	65,899	62,543	56,590	53,532	50,510
Other Operations	10,659	9,876	8,774	7,646	7,047	6,786
Unallocated	396	446	406	385	361	348

Total	82,012	76,221	71,723	64,621	60,940	57,644

Change in percent					0303	0306
Systems					-25%	-23%
Other Operations					-34%	-31%
Unallocated					-9%	-22%

Total					-26%	-24%

1)	Employees with internal service units have been transferred from Other Operations to Systems

ORDERS BOOKED BY MARKET AREA BY QUARTER

SEK million

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East, Africa*	19,493	17,691	9,554	18,710	14,081	14,425
North America	7,003	5,834	4,473	5,567	4,693	4,622
Latin America	4,846	3,349	1,417	-37	2,621	1,669
Asia Pacific	10,551	8,391	5,086	6,423	5,665	7,632

Total	41,893	35,265	20,530	30,663	27,060	28,348

* Of which Sweden	2,437	2,506	1,346	1,331	1,406	1,190
* Of which EU	8,877	12,439	3,844	8,843	8,805	6,643

	2002				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East, Africa*		-9%	-46%	96%	-25%	2%
North America		-17%	-23%	24%	-16%	-2%
Latin America		-31%	-58%	-103%	—	-36%
Asia Pacific		-20%	-39%	26%	-12%	35%

Total		-16%	-42%	49%	-12%	5%

* Of which Sweden		3%	-46%	-1%	6%	-15%
* Of which EU		40%	-69%	130%	0%	-25%

					2003
Year over year change					Q1	Q2
Europe, Middle East, Africa*					-28%	-18%
North America					-33%	-21%
Latin America					-46%	-50%
Asia Pacific					-46%	-9%

Total					-35%	-20%

* Of which Sweden					-42%	-53%
* Of which EU					-1%	-47%

	2002				2003
Year to date	0203	0206	0209	0212	0303	0306
Europe, Middle East, Africa*	19,493	37,184	46,738	65,448	14,081	28,506
North America	7,003	12,837	17,310	22,877	4,693	9,315
Latin America	4,846	8,195	9,612	9,575	2,621	4,290
Asia Pacific	10,551	18,942	24,028	30,451	5,665	13,297

Total	41,893	77,158	97,688	128,351	27,060	55,408

* Of which Sweden	2,437	4,943	6,289	7,620	1,406	2,596
* Of which EU	8,877	21,316	25,160	34,003	8,805	15,448

					2003
YTD year over year change					0303	0306
Europe, Middle East, Africa*					-28%	-23%
North America					-33%	-27%
Latin America					-46%	-48%
Asia Pacific					-46%	-30%

Total					-35%	-28%

* Of which Sweden					-42%	-47%
* Of which EU					-1%	-28%

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2002				2003
Isolated quarters	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East, Africa*	17,606	19,060	16,772	20,686	13,983	15,083
North America	4,072	6,063	6,381	6,552	3,940	4,217
Latin America	4,311	3,105	2,866	2,394	1,764	2,197
Asia Pacific	10,977	10,317	7,494	7,117	6,172	6,116

Total	36,966	38,545	33,513	36,749	25,859	27,613

* Of which Sweden	1,974	2,585	1,676	2,068	1,403	1,437
* Of which EU	10,867	11,068	9,193	12,268	7,885	8,070

	2002				2003
Sequential change	Q1	Q2	Q3	Q4	Q1	Q2
Europe, Middle East, Africa*		8%	-12%	23%	-32%	8%
North America		49%	5%	3%	-40%	7%
Latin America		-28%	-8%	-16%	-26%	25%
Asia Pacific		-6%	-27%	-5%	-13%	-1%

Total		4%	-13%	10%	-30%	7%

* Of which Sweden		31%	-35%	23%	-32%	2%
* Of which EU		2%	-17%	33%	-36%	2%

					2003
Year over year change					Q1	Q2
Europe, Middle East, Africa*					-21%	-21%
North America					-3%	-30%
Latin America					-59%	-29%
Asia Pacific					-44%	-41%

Total					-30%	-28%

* Of which Sweden					-29%	-44%
* Of which EU					-27%	-27%

	2002				2003
Year to date	0203	0206	0209	0212	0303	0306
Europe, Middle East, Africa*	17,606	36,666	53,438	74,124	13,983	29,066
North America	4,072	10,135	16,516	23,068	3,940	8,157
Latin America	4,311	7,416	10,282	12,676	1,764	3,961
Asia Pacific	10,977	21,294	28,788	35,905	6,172	12,288

Total	36,966	75,511	109,024	145,773	25,859	53,472

* Of which Sweden	1,974	4,559	6,235	8,303	1,403	2,840
* Of which EU	10,867	21,935	31,128	43,396	7,885	15,955

					2003
YTD year over year change					0303	0306
Europe, Middle East, Africa*					-21%	-21%
North America					-3%	-20%
Latin America					-59%	-47%
Asia Pacific					-44%	-42%

Total					-30%	-29%

* Of which Sweden					-29%	-38%
* Of which EU					-27%	-27%

EXTERNAL ORDERS BOOKED BY MARKET AREA BY SEGMENT

SEK million

Jan - Jun 2003	Systems	Share of Systems	Other	Share of other	Total	Share of total
Europe, Middle East & Africa	25,166	49%	3,340	75%	28,506	51%
North America	8,889	18%	426	10%	9,315	17%
Latin America	4,177	8%	113	2%	4,290	8%
Asia Pacific	12,715	25%	582	13%	13,297	24%

Total	50,947	100%	4,461	100%	55,408	100%

Share of total	92%		8%		100%

Jan - Jun 2002	Systems	Share of Systems	Other	Share of other	Total	Share of total
Europe, Middle East & Africa	30,696	45%	6,488	73%	37,184	48%
North America	12,276	18%	561	6%	12,837	16%
Latin America	7,533	11%	662	7%	8,195	11%
Asia Pacific	17,699	26%	1,243	14%	18,942	25%

Total	68,204	100%	8,954	100%	77,158	100%

Share of total	88%		12%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	-18%		-49%		-23%
North America	-28%		-24%		-27%
Latin America	-45%		-83%		-48%
Asia Pacific	-28%		-53%		-30%

Total	-25%		-50%		-28%

EXTERNAL NET SALES BY MARKET AREA BY SEGMENT

SEK million

Jan - Jun 2003	Systems	Share of Systems	Other	Share of other	Total	Share of total
Europe, Middle East & Africa	25,603	52%	3,463	77%	29,066	54%
North America	7,942	16%	215	5%	8,157	15%
Latin America	3,769	8%	192	4%	3,961	8%
Asia Pacific	11,659	24%	629	14%	12,288	23%

Total	48,973	100%	4,499	100%	53,472	100%

Share of total	92%		8%		100%

Jan - Jun 2002	Systems	Share of Systems	Other	Share of other	Total	Share of total
Europe, Middle East & Africa	30,698	46%	5,968	74%	36,666	49%
North America	9,703	14%	432	5%	10,135	13%
Latin America	6,808	10%	608	8%	7,416	10%
Asia Pacific	20,229	30%	1,065	13%	21,294	28%

Total	67,438	100%	8,073	100%	75,511	100%

Share of total	89%		11%		100%

Change	Systems		Other		Total
Europe, Middle East & Africa	-17%		-42%		-21%
North America	-18%		-50%		-20%
Latin America	-45%		-68%		-47%
Asia Pacific	-42%		-41%		-42%

Total	-27%		-44%		-29%

TOP 10 MARKETS IN ORDERS AND SALES

Year to date second quarter 2003

Orders	Share of total orders	Sales	Share of total sales
United States	15%	United States	14%
China	9%	China	7%
Italy	7%	Italy	6%
Sweden	5%	Sweden	5%
Spain	4%	Saudi Arabia	4%
Brazil	4%	United Kingdom	4%
Russia	4%	Russia	3%
India	3%	Australia	3%
United Kingdom	3%	Spain	3%
Indonesia	2%	Japan	3%

CUSTOMER FINANCING RISK EXPOSURE

(SEK b.)	Jun 30 2002	Sep 30 2002	Dec 31 2002	Mar 31 2003	Jun 30 2003
On-balance-sheet credits	16.6	18.9	21.1	21.1	15.6
Off-balance-sheet credits	11.5	6.8	1.5	1.6	1.8

Total credits	28.1	25.7	22.6	22.7	17.4
Less third party risk coverage	-0.3	-0.8	-0.8	-2.6	-5.6

Ericsson risk exposure	27.8	24.9	21.8	20.1	11.8

On-balance-sheet credits, net book value	12.4	12.7	14.0	13.6	10.0
Off-balance-sheet credits recorded as contingent liabilities	9.1	5.1	1.3	1.3	1.6

Financing commitments	25.3	14.0	14.0	12.5	11.0

ERICSSON

OTHER INFORMATION

SEK million	Jan - Jun 2003	Jan - Dec 2002	Jan - Jun 2002
Number of shares and earnings per share
Number of shares, end of period (million)	16,132	15,974	8,066
Number of treasury shares, end of period (million)	310	154	157
Number of shares outstanding, basic, end of period (million)	15,822	15,820	7,909
Average number of shares, basic (million) 1)	15,821	12,573	10,950
Average number of treasury shares (million)	231	156	157
Average number of shares, diluted (million) 1,2)	15,829	12,684	11,058
Earnings per share, basic (SEK)1)	-0.44	-1.51	-0.52
Earnings per share, diluted (SEK)1,2)	-0.44	-1.51	-0.52

Ratios
Equity ratio, percent	36.0	36.4	28.6
Capital turnover (times)	0.8	1.0	1.0
Accounts receivable turnover (times)	3.1	3.0	2.9
Inventory turnover (times)	5.3	5.1	4.2
Return on equity, percent	-20.2%	-26.7%	-17.8%
Return on capital employed, percent	-11.7%	-11.3%	-6.6%
Days Sales Outstanding	101	92	108

Other
Payment readiness, end of period	68,755	66,306	33,529
Additions to tangible fixed assets	791	2,738	1,587
—Of which in Sweden	264	1,195	335
Additions to capitalized development expenses	1,273	3,442	1,997
Total depreciation on tangible and intangible assets	4,116	6,537	3,279
—Of which goodwill	1,213	1,064	535
—Of which capitalized development expenses	247	242	82
Orders booked	55,408	128,351	77,158
Export sales from Sweden	34,486	86,695	45,962

Exchange rates used in the consolidation
SEK / EUR—average rate	9.18	9.15	9.15
—closing rate	9.18	9.15	9.11
SEK / USD—average rate	8.33	9.72	10.18
—closing rate	8.04	8.78	9.13

1)	Adjusted for stock dividend element of stock issue in 2002.
2)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: July 18, 2003